ALAIN CHARDON ELECTED AS CHIEF EXECUTIVE
OFFICER AND PRESIDENT OF TURBODYNE TECHNOLOGIES, INC.

    Carpinteria, California—February 20, 2001—Turbodyne Technologies, Inc. (EASDAQ:TRBD) announces the election of Alain Chardon as its Chief Operating Officer, Chief Executive Officer and President.

    On January 26, 2001, in a regular meeting of the Board of Directors of Turbodyne Technologies, Inc., Alain Chardon was elected to the position of Chief Operating Officer.

    In the February 7, 2001, meeting of the Board of Directors of Turbodyne Technologies, Inc., Dr. Rainer Wollny was relieved of his duties as Chief Executive Officer and President of Turbodyne Technologies, Inc. In the same motion, recently elected Board member and Chief Operating Officer, Alain Chardon, was elected to replace Dr. Wollny as Chief Executive Officer and President of Turbodyne Technologies, Inc. Mr. Chardon will devote one hundred percent of his business time to this new position. He commented that, "This is a tremendous technology and the automotive industry has shown high interest in it. I am very pleased to be at the helm of the Company and we will further streamline the Company's operations and optimize organizational structures in order to move ahead efficiently. Through its main subsidiary, Turbodyne Systems, Inc., the Company will continue its core business strategy of becoming a supplier to the automobile industry. Together with its development partner, the Company will continue the ongoing development work for the Dynacharger™ product line with six automotive manufactures on eight diesel and gasoline engine families. The target date for the commencement of mass production remains to be 2003."

    Mr. Chardon has spent fourteen years actively promoting export-import partnerships and international joint manufacturing projects between Western Europe and the United States. Mr. Chardon spent seven years in France and Germany as sales director for an industrial automation manufacturer and as a principal consultant in a high technology consulting firm, implementing business reengineering methods and management models for ailing multinational companies. His talents have been utilized by employers such as Rockwell International and Caterpillar.

    Mr. Chardon holds a Bachelor's Degree in physics and a Master's Degree in engineering physics from the Swiss Federal Institute of Technology.

    Chairman of the Board, Dr. Friedrich Goes, commented, "I'm pleased that we have been able to place an individual of Mr. Chardon's caliber and background into this position. I believe Mr. Chardon will be a real asset to the Company."

    Turbodyne Technologies, Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines and the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies' headquarters is located in Carpinteria, California, and its European office is located in Frankfurt, Germany.

Contacts:

Kenneth Fitzpatrick—Investor Relations at California Headquarters: (800) 566-1130

Markus Kumbrink—Investor Relations at Frankfurt: +49-69-69-76-73-13

This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.